

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 29, 2016

BY E-mail

Thomas E. Bisset
Sutherland, Asbill & Brennan LLP
700 6th Street, NW, Suite 700
Washington, DC 20001-3980

> Re: Protective Variable Annuity Separate Account
> Initial Registration Statement on Form N-4
> File Nos. 333-212857; 811-08108

Dear Mr. Bisset:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on August 3, 2016. The registration statement received a full review. Based on our review, we have the following comments:[1]

General Comments

1. Missing Information: Please confirm that all missing and/or bracketed information, including financial statements, exhibits and other required information, will be included in one or more pre-effective amendments to the registration statement.

2. EDGAR Series and Class IDs: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3. Guarantees and Supports: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contract or whether the company will be solely responsible for any benefits or features associated with the contract.

4. State Variations: Please state that all material state variations to the Contract terms are described in the registration statement or revise your disclosure to include any missing material state variations.

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[1] Capitalized terms have the same meaning as in the registration statement. Page numbers refer to the unmarked courtesy copy of the registration statement provided to the staff, unless otherwise indicated.

5.   Please make conforming changes in response to our comments where similar disclosure is included elsewhere in the registration statement.

6.   <u>Definitions</u>: Please consider including the following additional terms in the Definitions Section: Allocation Guidelines and Restrictions, Maximum Anniversary Value Death Benefit, Maximum Quarterly Value Death Benefit, Model Portfolios, Premium Based Charge, Required Minimum Distribution, Return of Purchase Payments Death Benefit, SecurePay FXi Rider, and Surrender Charge.

Prospectus

7.   <u>Summary</u>:

        a. **What is the SecurePay FXi Rider?** – On page 10, under the referenced caption, in the fifth paragraph, please consider using bold face type or otherwise making prominent the following disclosure, "You may only elect the SecurePay FXi rider when you purchase your Contract. You may not cancel the SecurePay FXi rider for the first ten years following the date of its issue."

        b. **Where may I find financial information about the Sub-Accounts** – On page 11, under the referenced caption, the disclosure indicates that financial information about the Sub-Accounts may be found in Appendix D. However, Appendix D does not contain any such disclosure. Please explain or revise the disclosure, as appropriate.

8.   <u>The Funds</u>: On pages 12-13, in the paragraph under the referenced caption, please consider revising the disclosure in a format that is more reader friendly (*e.g.,* bullets or tabular presentation).

9.   <u>Asset Allocation Model Portfolios</u>:

        a. On page 19, the disclosure in the fourth paragraph indicates that there are Model Portfolios and that the composition of the models may be changed. Contract owners participating in the models have the option to "opt-in" to an updated version of the models. Supplementally, please explain whether changes in the composition of the models constitute investment advice under the Investment Advisers Act of 1940, requiring an adviser who has a fiduciary relationship to the contract owners with regard to changes in the models?

        b. In the same paragraph, in the third sentence, please disclose how far in advance of a change written notice will be given to contract owners if you make changes to the asset allocation models or cease to offer them to contract owners.

        b. Please also consider deleting the sixth sentence of the fourth paragraph which appears to be an inadvertent repetition of language from the fifth sentence.

c. On page 19, in the bolded text at the bottom of the page, please consider including a brief description of the Protective Life Dynamic Allocation Series – Moderate Portfolio.

10.   Right to Cancel: On page 24, in the first paragraph under the referenced caption, the sixth sentence states, "Where permitted, Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value." Please include disclosure explaining the circumstances when you would not be permitted to refund fees deducted from either Purchase Payments or Contract Value or delete the phrase "Where permitted."

11.   Limitations on frequent transfers, including "market timing" transfers: On page 27, in the carry-over sentence at the bottom of the page, the disclosure indicates that each Fund's prospectus contains more information about the ability to refuse or restrict purchases or redemptions of its shares which could be more or less restrictive than your Market Timing Procedures. Please consider revising the reference to the underlying funds "ability to refuse or restrict purchases or redemptions" to instead refer to restrictions on transfers, in light of the fact that a mutual fund cannot refuse or restrict redemptions under the 1940 Act.

12.   Continuation of the Contract by a Surviving Spouse: On page 34, in the seventh paragraph, you state in the second and third sentences that, "If state law affords legal recognition to domestic partnerships or civil unions, the rider will treat individuals who are in a bona fide civil union or domestic partnership as married and spouses for the purposes of the rider. However, as described above, for federal tax law purposes such individuals are not treated as "spouses"." In light of this conflict, please clarify your disclosure to specify what rights state law would ensure for "spouses" under this rider. Please make a conforming change in response to this comment elsewhere in the prospectus where this language is included.

13.   Other Investors in the Funds: The staff notes that a section in the Dimensions II prospectus titled "Other Investors in the Funds" that discussed mixed and shared funding and certain potential conflicts of interest is not included in the Dimensions III prospectus. Please supplementally inform the staff as to the reasons for the difference in the disclosure.

14.   Rate Sheet Prospectus Supplement Information (page 42):

a. For clarity, please consider revising the last sentence of the first paragraph to read, "If those conditions (the "Rate Sheet Eligibility Conditions") are met, or if the then current Rate Sheet Prospectus Supplement percentages are identical to those **set forth in the Rate Sheet Prospectus Supplement** attached to your prospectus, we will follow our established procedures for issuing the Contract." (suggested revisions in bold.)

b. In the event an application is deemed not to be in "Good Order" (as discussed in the second paragraph), please clarify the meaning of "the percentages in effect" assuming that Contract is purchased after the end of the "Effective Period" of the Rate Sheet Prospectus Supplement in effect when the application was submitted (not in good order), or does the contract incorporate the rates set forth in the subsequent Rate Sheet Prospectus Supplement?

c. In the last paragraph, please also indicate that the current Rate Sheet Prospectus Supplement may be found on EDGAR (www.sec.gov and file number).

d. Please confirm that all historic Roll-up Percentages and Maximum Withdrawal Percentage Rates will be included in an appendix to the prospectus on a going forward basis.

15.   Maximum Withdrawal Percentage: On page 42, in the second paragraph under the referenced caption, please consider briefly describing the effect of the number of Covered Persons on the amount of the Withdrawal Percentage (*e.g.,* the percentages are lower for two Covered Persons than for one person).

16.   SecurePay Fee: On page 47, in the first paragraph, the disclosure indicates that the all subsequent Quarterly Values will be $0 if a contract owner elects not to pay the increase in the SecurePay Fee. Please revise and clarify the disclosure to: (i) state in prominent text that if a contract owner does not elect to pay the increase in the SecurePay Fee, the contract owner will give up the opportunity for any future increases in the Benefit Base; (ii) explain the interaction of the SecurePay Roll-up Value and the increase (or potential for decrease) in the Benefit Base in plain English; and (iii) state that the SecurePay fee will continue to be assessed even though the contract holder has not elected to pay the increase in the SecurePay Fee. Please make conforming changes on page 59.

17.   Suspension or Delay in Payments: On page 54, in the first paragraph under the referenced caption, please delete "where permitted by state law" in the second sentence.

Form of Rate Sheet Prospectus Supplement

18.   New Rate Sheet Prospectus Supplement: The second sentence of the fourth paragraph indicates that a new Rate Sheet Prospectus Supplement may be filed prior to the end date of a current Rate Sheet Prospectus Supplement. Please delete this sentence or make clear that, regardless of the date of the filing, a subsequent supplement may not be used before the end date of the preceding supplement. We note that a current Rate Sheet Prospectus Supplement that has established a beginning and end date may not be superseded by another supplement prior to its end date.

19.	Please revise the last sentence of the fourth paragraph to clarify how contract owners may obtain the current rates for the Roll-up Percentage and the Maximum

Withdrawal Percentage and include the Company's telephone number. Please also specify how contract owners may obtain a copy of the relevant prospectus.

20.	In the fourth paragraph, please include disclosure indicating that the Roll-up Percentage and the Maximum Withdrawal Percentage reflected in the supplement will remain in effect and will not be superseded until after its end date. The company will publish the Roll-up Percentage and the Maximum Withdrawal Percentage for subsequent periods in Rate Sheet Prospectus Supplements on the company's website and filed on EDGAR at www.sec.gov [specify file number].

Statement of Additional Information

21.	Please include the disclosure required by Items 17(c), Items 19(a) and 19(b) and Item 20(b) of Form N-4. Please also confirm that all information required by Item 18 of Form N-4 has been disclosed.

Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6815. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at gregoryk@sec.gov. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Keith A. Gregory

Keith A. Gregory
Senior Counsel
Disclosure Review Office